Exhibit 12
HESS CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	Nine Months Ended	Year Ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
Earnings
Consolidated income before income taxes (a)	$811	$4,697	$3,825	$4,190	$2,309	$1,650
Plus: Fixed charges (excluding capitalized interest)	285	320	306	246	270	301
Amortization of capitalized interest	34	55	29	18	15	18
Distributed earnings of equity investees	5	83	310	410	279	92
Less: (Earnings) losses of Equity method investees	154	(96)	(191)	(205)	(386)	(250)
Noncontrolling interests in consolidated subsidiaries with no fixed charges	(55)	3	(121)	(144)	(108)	(79)

Total earnings	$1,234	$5,062	$4,158	$4,515	$2,379	$1,732

Fixed Charges
Interest expensed (b)	$240	$253	$243	$184	$211	$245
Interest capitalized	4	7	50	100	80	54

Total interest incurred	244	260	293	284	291	299
Portion of rent expense representative of interest (c)	45	67	63	62	59	56

Total fixed charges	$289	$327	$356	$346	$350	$355

Ratio of earnings to fixed charges	4.3	15.5	11.7	13.0	6.8	4.9

(a)	— Reflects the retrospective adoption of a new accounting standard for non-controlling interests in consolidated sudsidiaries.
(b)	— Includes amortization of debt issue costs and discounts or premiums. Excludes letter of credit fees.

(c)	— Represents management’s estimate of the interest portion of rent expense.